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                                                                    Exhibit 12.1

            Calculations of Ratios of Earnings to Fixed Charges and
                 Combined Fixed Charges and Preferred Dividends
                         (in thousands, except ratios)

                          Three Months  Years Ended   Six Months
                             Ended     December 31,     Ended     Years Ended June 30,
                           March 31,   ------------- December 31, -----------------------
                              2002      2001   2000      1999      1999    1998     1997
                          ------------ ------ ------ ------------ ------  -------  ------
Earnings:
  Pre-tax income
   (loss)...............     2,783     19,966  9,890    (1,564)   (8,930) (10,572) (1,096)
  Add fixed charges.....       545      1,811    926       406       701      526     120
  Preferred stock
   dividends............        --         --     --        --        --       --      --
                             -----     ------ ------    ------    ------  -------  ------
    Earnings (loss)
     available for fixed
     charges............     3,328     21,777 10,816    (1,158)   (8,229) (10,046)   (976)
Fixed Charges:
  Interest Expense......       514      1,687    802       344       577      406       0
  Capitalized Interest..        --         --     --        --        --       --      --
  Portion of rental cost
   equivalent to
   interest (estimated
   to be one-third of
   rental cost).........        31        124    124        62       124      120     120
  Preferred stock
   dividends............        --         --     --        --        --       --      --
                             -----     ------ ------    ------    ------  -------  ------
    Total fixed
     charges............       545      1,811    926       406       701      526     120

Deficit of loss to fixed
 charges................        --         --     --    (1,158)   (8,229) (10,046)   (976)
Ratio of earnings to
 fixed charges(1).......      6.11      12.02  11.68
Ratio of earnings to
 fixed charges and
 preferred
 dividends(2)...........

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(1)  Earnings were insufficient to cover fixed charges by $1.6 million for the six-month period ended December 31, 1999 and by $8.9 million, $10.6 million and $1.1 million for the years ended June 30, 1999, 1998 and 1997, respectively.
(2) We have not had any preferred shares outstanding at any time during the periods indicated. Therefore, our ratio of and deficit of earnings to combined fixed charges and preferred dividends for each of the periods indicated is the same as those reflected above for the ratio of or deficit of earnings to fixed charges.